EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	09/25/08
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	doug.krueger@raymondjames.com
	ronald.basara@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	k8092608.htm
	Raymond James Financial, Inc. Clarification of Holding Company Status
EX-99.1	ex99_1.htm
	Exhibit 99.1 Press Release
8-K	submissionpdf.pdf
	pdf
GRAPHIC	logo.jpg

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
	<page sid="PAGE1">
		<combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
		<radio sid="SubTable_live_"><value>on</value></radio>
		<check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
		<field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
		<field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
		<popup sid="SubSro_sroId_"><value>NYSE</value></popup>
		<check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
		<field sid="SubFiler_filerId_"><value>0000720005</value></field>
		<field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

		<field sid="SubTable_periodOfReport_"><value>09/25/08</value></field>
		<combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
		<combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
	</page>
	<page sid="PAGE2">
		<field sid="SubDocument_conformedName_"><value>k8092608.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
		<field sid="SubDocument_description_"><value>Raymond James Financial, Inc. Clarification of Holding Company Status</val
		<data sid="data1"><filename>k8092608.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
		<field sid="SubDocument_description_1"><value>Exhibit 99.1 Press Release</value></field>
		<data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_2"><value>submissionpdf.pdf</value></field>
		<combobox sid="SubDocument_conformedDocumentType_2"><value>8-K</value></combobox>
		<field sid="SubDocument_description_2"><value>pdf</value></field>
		<data sid="data3"><filename>submissionpdf.pdf</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_3"><value>logo.jpg</value></field>
		<combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
		<data sid="data4"><filename>logo.jpg</filename><mimedata /></data>
	</page>
	<page sid="PAGE3">
		<check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
		<field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_1"><value>ronald.basara@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
	</page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

September 25, 2008
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On September 25, 2008, Raymond James Financial, Inc. issued a press release clarifying its business decision to seek Financial Holding Company status. A copy of the press release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

99.1 Press release dated September 25, 2008 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: September 25, 2008

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Exhibit 99.1

RAYMOND JAMES®

September 25, 2008 FOR IMMEDIATE RELEASE

RAYMOND JAMES CLARIFIES
HOLDING COMPANY STATUS

ST. PETERSBURG, Fla. – In an article published Tuesday in the *St. Petersburg Times*, a statement attributed to Raymond James Financial (NYSE-RJF) Chairman and CEO Thomas A. James confirmed that the firm would continue with its plans to convert Raymond James Bank from a thrift to a commercial bank, similar to recent moves by Goldman Sachs and Morgan Stanley. Rather than an announcement, however, James' statement describes a business decision to seek Financial Holding Company status that has been part of long-term planning discussions for several years.

For some time, the Raymond James Financial board has been concerned about the limitations associated with Raymond James Bank's thrift status, leading to alternative charter considerations. The move would permit a higher proportion of corporate lending, which has historically been more profitable and bears less interest rate risk. As the parent company to Raymond James Bank, Raymond James Financial will apply to become a Bank Holding Company. Once approved, the letter will be submitted to become a Financial Holding Company, under regulation of the Federal Reserve. Oversight at the Raymond James Bank level will transfer from the Office of Thrift Supervision to the Office of the Comptroller of the Currency. Otherwise, the switch will have little impact on the firm's overall operations and organizational structure.

"It's an unfortunate misperception that Goldman Sachs, Morgan Stanley and now Raymond James are fundamentally changing their business models," explained James. "In fact, these changes are more form than substance in that regard."

James has consistently reiterated the differences between Raymond James and firms that are currently in trouble or working to avoid trouble, with a main distinction being the firm's conservative approach to the use of leverage.

Raymond James Financial CFO and Raymond James Bank Chairman Jeff Julien added, "It's important to note that this move isn't in response to an immediate need or to follow in the footsteps of other firms – although it's becoming obvious that the future of the industry is to be regulated by the Federal Reserve. While it's possible things could move faster in the current environment, our original timeline for these changes was set for summer of 2009.

"Both Goldman and Morgan Stanley will have a grace period of approximately two years to modify their business model in order to meet Fed requirements. We're not in an emergency situation or trying to quickly secure funding; instead, we're simply moving forward with our plan, while, of course, paying attention to the market environment."

"One thing that has not changed in these turbulent times" emphasized James, "is that Raymond James' commitment to remaining independent is still the right thing for our associates, financial advisors and their clients, and RJF shareholders – no matter the firm's holding company status or its supervisory authority."

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 4,900 financial advisors serving approximately 1.8 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are currently $211 billion, of which approximately $36.1 billion are managed by the firm's asset management subsidiaries.

-30-

For more information, contact Anthea Penrose at 727-567-2824

Please visit the Raymond James Press Center at raymondjames.com/media.